August 9, 2011

VIA EDGAR AND OVERNIGHT MAIL

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549-8561
Attention:	Ms. Mara Ransom
Mr. Ronald E. Alper
Ms. Lilyanna Peyser

Re:	General Finance Corporation
Amendment No. 1 to Registration Statement on Form S-1
Filed August 3, 2011
File No. 333-175458

Dear Ms. Ransom, Mr. Alper and Ms. Peyser:

This letter is being submitted in response to comments received from the staff (the “Staff”) of the United States Securities and Exchange Commission (the “SEC”) by letter dated August 4, 2011 with respect to the Amendment No. 1 to Registration Statement on Form S-1 filed by General Finance Corporation (the “Company”) with the SEC on August 3, 2011 (the “Form S-1”). The numbering of paragraphs below corresponds to the numbering in the comment letter, the text of which is incorporated into this response letter for convenience.

The Company respectfully advises the Staff that on August 8, 2011, it filed via EDGAR Amendment No. 2 to Registration Statement on Form S-1 (the “Amendment No. 2”) reflecting the changes made in response to the Staff’s comments.  Three copies of the Amendment No. 2 and a copy of the Amendment No. 2 marked to show changes since the Amendment No. 1 to Registration Statement on Form S-1 are enclosed for your convenience.

Staff Comments and Company Responses

Exhibit 24

1.
It does not appear that the power of attorney filed as Exhibit 24 relates to this filing. If an attorney-in-fact will sign this registration statement on behalf of other signatories, an appropriate power of attorney, related to this registration statement and executed by the other signatories, must be filed. Please revise or advise.

The Company respectfully encloses the power of attorney and has filed Amendment No. 2 to include the power of attorney.

* * * * * * * * * *

The Company respectfully requests the Staff’s assistance in completing the review of this response letter at its earliest convenience. Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any further comments or questions regarding this response letter to the undersigned at (626) 584-9722 x1008.

Sincerely,

/s/ Christopher A. Wilson
________________________
Christopher A. Wilson
General Finance Corporation
General Counsel & Vice President

cc:           Ronald F. Valenta, General Finance Corporation